Exhibit 11.1

GENESEE & WYOMING INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER COMMON SHARE

(in thousands, except per share amounts)

	For the years ended December 31,
	2005	2004	2003
BASIC EARNINGS PER SHARE CALCULATION:
Net income available to common stockholders	$50,135	$37,140	$23,193
Weighted average number of shares of common stock	36,907	36,207	29,987
Earnings per share – basic	$1.36	$1.03	$0.77

DILUTED EARNINGS PER SHARE CALCULATION:
Net income available to common stockholders	$50,135	$37,140	$27,449
Weighted average number of shares of common stock and common stock equivalents outstanding:
Weighted average number of shares of Class A common stock	36,907	36,207	29,987
Common stock equivalents applicable to Mandatorily Redeemable Convertible Preferred Stock	—	—	5,502
Weighted average number of shares of Class B common stock	3,975	4,011	4,062
Common stock equivalents issuable under stock option plans	830	885	601

Weighted average number of shares of common stock and common stock equivalents – diluted	41,712	41,103	40,152
Earnings per share – diluted	$1.20	$0.90	$0.68

All share and per share amounts presented have been restated to reflect the retroactive effect of all stock splits.